EXHIBIT 2.3

SUBSCRIPTION AND CONTRIBUTION AGREEMENT

This SUBSCRIPTION AND CONTRIBUTION AGREEMENT is by and among The University of Chicago Hospitals, an Illinois not-for-profit corporation ("UCH"), Vanguard Health Financial Company, Inc., a Tennessee corporation ("VHFC") (collectively the "Subscribers"), and VHS Acquisition Subsidiary Number 3, Inc., a Delaware corporation (the "Corporation").

WHEREAS, the Subscribers intend, by this Agreement, to subscribe for common shares in the Corporation, in the amounts set forth herein.

WHEREAS, the Subscribers, together with Louis A. Weiss Memorial Hospital ("Seller") and Vanguard Health Systems, Inc., are parties to that certain Purchase and Sale Agreement dated as of April 23, 2002 (as amended, the "Purchase Agreement"); and

WHEREAS, each capitalized term used, but not defined herein shall have the meaning set forth in the Purchase Agreement.

NOW THEREFORE, the undersigned agree as follows:

1.   Each Subscriber hereby subscribes for the number of common shares of the Corporation (the "Shares") set forth across from its name on the signature page hereof and hereby tenders for payment therefor the cash consideration set forth herein. The execution and delivery by each Subscriber of this Agreement shall be deemed to constitute the assignment to the Corporation of all subscription consideration and the acceptance by the Corporation of such tender.

2.   The amounts to be contributed by the Subscribers for the Shares shall be determined as follows. The aggregate equity requirement of the Corporation (the "Equity Requirement") shall equal the following, as finally determined under the Purchase Agreement: the cash payable to Seller at the Closing of the transactions contemplated by the Purchase Agreement *plus* the transaction fees and expenses of the Corporation in connection therewith *minus* the principal amount of any new indebtedness or capitalized lease obligations incurred by the Corporation at or in connection with Closing, including the loans described in Section 5 of the Shareholders Agreement; provided, however, in no event shall the Equity Requirement exceed Twelve Million Five Hundred Thousand Dollars ($12,500,000.00). At or prior to Closing, (a) VHFC shall make a cash contribution to the equity of the Corporation ("VHFC's Equity Contribution") in an amount equal to 80.1% of the Equity Requirement and the Corporation shall issue to VHFC a certificate evidencing 80.1% of the issued and oustanding shares of the Corporation and (b) UCH shall make a cash contribution to the equity of the Corporation ("UCH's Equity Contribution") in an amount equal to 19.9% of the Equity Requirement and the Corporation shall issue to UCH a certificate evidencing 19.9% of the issued and oustanding shares of the Corporation. Exhibit A to this Agreement sets forth as of the Closing Date the computation of the Equity Requirement, VHFC's Equity Contribution and UCH's Equity Contribution. Upon the determination of Post-Closing Adjustments, the Subscribers will take appropriate steps to assure that VHFC's Equity Contribution and UCH's

Equity Contribution are in the ratio of 80.1 / 19.9 with respect to the Equity Requirement as follows: if cash is owed by the Corporation to Seller, the Subscribers will contribute their respective percentages of the cash owed to Seller; and if cash is owed by Seller to the Corporation, the Corporation shall retain such cash for operating needs.

3.   The Subscribers acknowledge that the shares of the Corporation being subscribed for hereunder are being offered and sold without registration under the Securities Act of 1933, as amended (the "Act") or any state securities laws. Each Subscriber hereby represents, warrants and certifies that it is an "accredited investor" under the rules promulgated under the Act and has the ability to bear the risks of an investment in the Corporation, that it was solicited to invest in the Corporation privately and did not become aware of, or obtain information regarding, the offering of shares in the Corporation as a result of:

(i)   Any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio;

(ii)   Any seminar or meeting attended by the Subscriber or other potential investors; or

(iii)   Any other form of general solicitation or general advertising.

4.   Each Subscriber is aware that no federal or state regulatory agency has made any finding or determination as to the fairness of the Corporation's shares as an investment nor any recommendation or endorsement of the purchase of Corporation's shares as an investment.

5.   Each Subscriber acknowledges that it has knowledge and experience in financial and business matters, in general, and this investment in particular, to be capable of evaluating the risks and merits of an investment in the Corporation. The Subscribers recognize the speculative nature and risk of loss associated with this investment and that Subscribers may suffer complete loss of their investments. The Subscribers have an overall commitment to investments which are not readily marketable and which are not disproportionate to the Subscribers' net worth, and the Subscribers' investment in the Corporation will not cause such overall commitment to become excessive. The investment in the Corporation constitutes an investment which is suitable and consistent with the Subscribers' investment programs and which enables the Subscribers to bear the risks of this investment. Each Subscriber represents that it has adequate resources to provide for its current needs and contingencies and have no need for liquidity in this investment.

6.   The Subscribers confirm that the Corporation has only recently been formed and does not have any financial or operating history, that the investment in the Corporation is a speculative investment involving a high degree of risk of loss and that there will not be now, nor may there ever be, a public market for this investment. Accordingly, it may be difficult or impossible to liquidate this investment in case of an emergency.

7.   The Subscribers confirm that, prior to making their investment decision, the Corporation has given the Subscribers and their advisors the opportunity to examine all documents, including the Corporation's Articles of Incorporation and Bylaws and to ask questions of and receive answers from the Corporation.

8.   The Subscribers represent and warrant that their investment in the Corporation is being acquired solely for their own account, for investment purposes only, and not with a view to, or for the resale, distribution, subdivision or fractionalization thereof; that Subscribers have no agreement or other arrangement, formal or informal, with any person to sell, transfer, pledge or subject to any lien any part of their investment in the Corporation or which would guaranty the Subscribers any profit or protect the Subscribers against any loss with respect to this investment. The Subscribers understand that they must bear the economic risk of this investment for an indefinite period of time because the shares have not been registered under the Act, or any other applicable state's securities laws, and therefore cannot be resold or otherwise transferred unless subsequently registered under the Act, or any other applicable state's securities laws, which the Corporation is not obligated to do, or unless an exemption from such registration is available.

9.   The Subscribers acknowledge and agree that concurrent with their equity investment, each of them will enter into that certain Agreement of the Shareholders in the form attached hereto, which may further negatively impact the marketability of their investment in the Corporation.

10.   This Agreement, and the rights of the Subscribers, shall be governed by and construed under the laws of the State of Delaware, without regards to the conflict of law provisions of such state.

11.   This Agreement constitutes the entire agreement between the Subscribers relative to the subject matter hereof, and all prior agreements relative hereto which are not contained herein are terminated. This Agreement and the rights and obligations of the Subscribers hereunder shall inure to the benefit of and be binding upon their respective successors, assigns and legal representatives.

12.   All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the Subscriber to be notified; or (ii) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to a Subscriber at such address as such Subscriber may designate by ten days' advance written notice to the other Subscriber.

13.   If any provision of this Agreement or the application thereof to any person or circumstance shall, for any reason and to any extent, be invalid or unenforceable, but the extent of such invalidity or unenforceability does not destroy the basis of the bargain among the Subscribers as expressed herein, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby, but rather shall be enforced to the greatest extent permitted by law.

14.   In the event that any dispute among the Subscribers should result in litigation, the prevailing Subscriber in such dispute shall be entitled to recover from the losing Subscriber all fees, costs and expenses of enforcing any right of such prevailing Subscriber under or with respect to this Agreement, including without limitation reasonable fees and expenses of attorneys and accountants and all fees, costs and expenses of appeals.

15.   Every covenant, term, and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Subscriber. The failure by any Subscriber to enforce any term or provision hereof specifically or any rights of such Subscriber shall not necessarily be construed as the waiver by that Subscriber of its rights hereunder. The waiver by any Subscriber of a breach or violation of any provision of this Agreement shall not operate as, or be construed to be, a waiver of any subsequent breach of the same or other provision hereof.

16.   Time is of the essence with respect to this Agreement.

17.   Each Subscriber shall perform all further acts and execute, acknowledge and deliver any documents that may be reasonably necessary, appropriate or desirable to carry out the provisions of this Agreement.

18.   The section headings appearing in this Agreement are for convenience of reference only and are not intended, to any extent or for any purpose, to limit or define the text of any section.

19.   This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

20.   Each Subscriber shall indemnify and hold the other Subscriber and the Corporation and their respective officers, directors, employees and agents harmless from and against any and all losses, damages, costs and expenses (including without limitation reasonable attorneys fees) arising out of or in connection with (i) any breach of any representation or warranty contained in this Agreement and (ii) any breach of any covenant or agreement contained in this Agreement.

IN WITNESS WHEREOF, the undersigned have executed this agreement effective as of June 1, 2002.

Subscriber	Shares Subscribed to:
The University of Chicago Hospitals	4,975 common shares, $.01 par value

By: /s/ Michael C. Riordan
Its: President

Vanguard Health Financial Company, Inc.   19,025 common shares, $.01 par value

By: /s/ R.E. Galloway
Its: Sr. Vice President

Accepted:

VHS ACQUISITION SUBSIDIARY NUMBER 3, INC.

By: /s/ R.E. Galloway
Its: Sr. Vice President